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MINTZLEVIN Brian P. Keane -- 617 348 3093 -- bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

        January 23, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  Synta Pharmaceuticals Corp.
  Amendment No. 3 to Registration Statement on Form S-1
  Registration No. 333-138894

Ladies and Gentlemen:

        On behalf of Synta Pharmaceuticals Corp. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 (the "Amendment") to the Company's Registration Statement on Form S-1, initially filed with the Commission on November 22, 2006 and amended on December 1, 2006 and January 4, 2007. Set forth below is the Company's response to the Commission's comment given by letter (the "Comment Letter") dated January 18, 2007 from Jeffrey Riedler, Assistant Director. For convenience, we have incorporated the comment into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Riedler as well as to each of John Krug, Tabitha Akins and Lisa Vanjoske of the Commission.

Management's Discussion and Analysis of Financial Condition and Results of..., page 43

Critical Accounting Policies and Estimates, page 46

Stock-Based Compensation, page 47

Comment:	With respect to part c of our prior comment 26, please clarify whether you considered the probability of ultimately completing an initial public offering or not in determining the value of your stock.
Response:	The Commission is supplementally advised that the Company did not consider the probability of ultimately completing an initial public offering or not in determining the value of its stock.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON -- WASHINGTON -- NEW YORK -- STAMFORD -- LOS ANGELES -- PALO ALTO -- SAN DIEGO -- LONDON

*    *    *    *    *

        In addition, the Commission is advised that the Company has determined the following parameters with respect to the offering:

  •
  Number of Shares Being Offered: 6,000,000 shares

  •
  Over-allotment Option: 900,000 shares

  •
  Reverse Stock Split Ratio: 1-for-4

  •
  Anticipated Price Range: $14.00 to $16.00 per share

        The Company references Comment 26.d of the previous comment letter from the Commission dated December 19, 2006 in which the Commission commented as follows:

    "Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price."

        The Company supplementally advises the Commission that, as noted on pages 52 through 54 of the Amendment, since mid-December 2005, the Company has valued its common stock at $14.00 per share on a post-split basis ($3.50 per share on a pre-split basis). This is within the anticipated price range of the offering of $14.00 to $16.00 per share ($3.50 to $4.00 per share on a pre-split basis). Also as noted on page 54 of the Amendment, all options granted by the Company in 2006 have an exercise price of $14.00 per share on a post-split basis, and the Company has not granted any options since October 17, 2006.

*    *    *    *    *

        Based on the aforementioned parameters of the offering, the Company has also revised the filing and completed all blank sections of the Registration Statement, except for certain information that has been omitted in accordance with Rule 430A under the Securities Act.

*    *    *    *    *

        The Company anticipates that it will request that the Registration Statement be declared effective by the Commission on or about February 5, 2007. When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested "Tandy" language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

        We hope that the above and the related revisions to the Amendment will be acceptable to the Commission. Please do not hesitate to call the Jon Kravetz or Brian Keane of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Very truly yours,
/s/ Brian P. Keane
Brian P. Keane
cc:
Securities and Exchange Commission
John Krug
Tabitha Akins
Lisa Vanjoske
Jeffrey Riedler

Synta Pharmaceuticals Corp.
Safi R. Bahcall
Keith Ehrlich
Wendy E. Rieder

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz
Daniel Kajunski
Ann Margaret Eames
Heather Vernon

Ropes & Gray LLP
Patrick O'Brien
Michael Beauvais

KPMG LLP
Michael Rezuke
Mark Valentine

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. BOSTON -- WASHINGTON -- NEW YORK -- STAMFORD -- LOS ANGELES -- PALO ALTO -- SAN DIEGO -- LONDON